NOVA Chemicals Corporation
1000 7th Avenue SW
Calgary, Alberta, Canada T2P 5L5
Mailing: P.O. Box 2518, Station M
Calgary, Alberta, Canada T2P 5C6
tel 403.750.3600
novachemicals.com

August 15, 2013

VIA EDGAR
Mr. Terence O'Brien
Branch Chief
Securities and Exchange Commission
1 Station Place, N.E., Stop 7010
Washington, DC 20549
RE:     NOVA Chemicals Corporation
Form 20-F for the Fiscal Year Ended December 31, 2012
File No. 1-3064
Dear Mr. O'Brien:
Reference is made to your letter, dated August 1, 2013 (the “Comment Letter”), setting forth the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on NOVA Chemicals Corporation's (the “Company” or “NOVA Chemicals”) Form 20-F for the fiscal year ended December 31, 2012 (“2012 Form 20-F”).
The headings and numbered paragraphs in this response letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, the Company has repeated the comments preceding each of the responses.
Form 20-F for the year ended December 31, 2012
General

1.
It appears you have registered debt. If so, in future filings, please revise your cover page and Item 12 accordingly. If not, please explain why you have indicated in these locations that there is no registered debt.

Response
The Company does not have any debt outstanding that is registered under Sections 12(b) or 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) or subject to the reporting requirements of Sections 15(d) of the Exchange Act. The Company's outstanding notes were issued in private placements exempt from registration pursuant to Rule 144A of

Mr. Terence O’Brien
August 15, 2013

the Securities Act of 1933. The Company filed a Form F-4 in 2010, which was declared effective on April 12, 2010 to register the exchange of its privately placed 8.375% senior notes due 2016 (“2016 notes”) and 8.625% senior notes due 2019 (“2019 notes”) for registered notes with substantially identical terms. The 2016 notes were redeemed on August 13, 2013, and the 2019 notes are held of record by less than 300 persons. In addition, the 2016 notes were, and the 2019 notes have been, held of record by less than 300 persons at all times since issuance, so, in accordance with Section 15(d)(1) of the Exchange Act, the Company's obligation to file reports with the Commission was automatically suspended in 2011. Pursuant to the indenture relating to the 2016 notes and 2019 notes, the Company agreed to voluntarily file reports with the Commission.
The Company has reviewed its 2012 Form 20-F and is not aware of any disclosures suggesting that it has registered debt. Because the Company filed its 2012 Form 20-F as an Annual Report, the Instructions to Item 12 of Form 20-F provide that disclosure relating to debt securities is not applicable to the Company.
Management's Discussion and Analysis, page 26
Discussion of Financial Results of Olefins/Polyolefins Business Unit, page 35

2.
Please revise future filings to quantify the extent to which increases/decreases in volume, prices, and inflation impacts of raw materials contributed to the changes in segment revenues and segment operating profit. In addition, please quantify the impact of other factors such as work stoppages that contributed to fluctuations in line items included in income from continuing operations. In this regard, we note the several references to planned or unplanned shutdown or maintenance work in your facilities over the periods presented. Please refer to Items 5.A of the Form 20-F.

Response
The Company acknowledges the Staff's comment and will, to the extent material, disclose the information above in its future filings.
Cash Flow, page 43

3.
We note from page F-4 the line item Movements in provisions and pensions has a material impact on cash provided by operating activities. Please provide to us the material components of this line item and a description of each such component, cross-referencing amounts included to the applicable footnote, if any. Revise future filings to provide a comprehensive analysis of the changes in this line item for the periods presented herein. Refer to Item 5.B.1 (a) of the Form 20-F.

Mr. Terence O’Brien
August 15, 2013

Response
Set forth below are the components of the line item Movements in provisions and pensions and a description of each such component. To the extent material, the Company will provide a comprehensive analysis of the changes in this line item in future filings.
2012 Form 20-F, Page F-4, line item "Movements in provisions and pensions" millions of U.S. dollars

Payment of damages in U.S patent litigation	$(77)	Note 16, Page F-26
Change in pension obligations (pension expense and contributions)
	(81)	See below
Other	(2)
	$(160)
Movements in pension obligations

	Per 20-F
	Note 21	2012 OCI		Change per
	Page F-31	Page F-2	Adj Bal	Cash flow
Benefit obligation - BOY	1,026	—	1,026
Service cost	21	—	21	21
Interest cost	43	—	43	43
Actuarial loss	93	(93)	—	—
Participant contributions	4	—	4	4
Benefits paid	(56)	—	(56)	(56)
FX	20	(20)	—	—
Benefit obligation - EOY	1,151	(113)	1,038	12

Fair value of plan assets - BOY	577	—	577
Expected return on assets	42	—	42	42
Actuarial gain	16	(16)	—	—
Employer contributions	103	—	103	103
Participant contributions	4	—	4	4
Benefits paid	(56)	—	(56)	(56)
FX	13	(13)	—	—
Fair value of plan assets - EOY	699	(29)	670	93

Net funded position	452	(84)	368	(81)

Mr. Terence O’Brien
August 15, 2013

22. Contingencies and Commitments, page F-33

4.
Regarding the Dow Chemical complaint filed in 2005, we note your disclosure that a Supplemental Damages Bench Trial was scheduled to begin on April 30, 2013 to determine whether any additional damages should be awarded to Dow Chemical based on sales of SURPASS resin in the United States from January 1, 2010 through the expiration of the patents on October 15, 2011. Please provide us an update as to the status of this trial.

Response
As stated in the Company's Q2 2013 earnings release filed under Form 6-K on August 2, 2013, the Supplemental Damages Bench Trial was held on April 30, 2013 and May 1, 2013. All post-trial briefs have been filed, and the Company expects a decision before the end of 2013.

5.
Regarding the two other active Dow Chemical claims discussed on page F-34 and elsewhere throughout your document, it appears from your discussion in the forepart of this footnote that you have not recorded a provision for these specific matters and are unable to make an estimate of the range of potential loss or the expected financial effect from resolution therefrom. Please clarify for us and revise future filings accordingly. If so, please also:

•	Explain the nature of the $31 million balance for the Legal provision as disclosed on page F-26; and

•
Tell us why you cannot estimate the amount or range of reasonably possible loss. In this regard, (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures to be included in your next periodic report in your response.

Response
Legal Provision Balance
The $31 million balance for the Legal provisions as disclosed in Note 16 on page F-26 relates to the Supplemental Damages claim discussed in Comment #4 above.

Mr. Terence O’Brien
August 15, 2013

Process for Analyzing Provisions and Contingent Liabilities
Each quarter, the Company evaluates its litigation matters and reviews with its legal department and external counsel, the status of various outstanding legal cases and, where appropriate, establishes provisions and discloses any contingent liabilities as required by International Accounting Standard (“IAS”) 37. In order to make an assessment for legal provisions and contingent liabilities, the Company considers various factors including, but not limited to, reviewing, on a case-by-case basis, the underlying facts of pending or threatened litigation, the Company's history with prior claims, the actual or possible claim assessment by our internal and external counsel and the status of negotiations.
In accordance with paragraph 14 of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the Company recognizes a legal provision when:

•	There is a present obligation (legal or constructive) as a result of a past event;

•	It is probable that an outflow of resources will be required to settle the obligation; and

•	A reliable estimate can be made of the amount of the obligation.
The Company does not recognize contingent liabilities, but discloses contingent liabilities as required by paragraph 86 of IAS 37, unless the possibility of an outflow of resources is remote. Also, to the extent any information required by paragraphs 86 and 89 of IAS 37 is not disclosed because it is not practicable to do so, that fact is stated.
Based on the Company's overall assessment of the case, if the Company believes it is probable that an outflow of resources will be required to settle the obligation, the Company will then determine whether a reliable estimate can be made. If so, the Company will make an estimate of the provision (excluding interest and discounting) under three scenarios, ranging from best case to worst case. The Company will use the “best estimate” outcome and record a provision in its financial statements.
If disclosure of some or all of the information required by IAS 37, paragraphs 84-89 is expected to prejudice seriously the position of the Company in a dispute with other parties on the subject matter of a provision or contingent liability, the Company does not disclose such information, but does disclose the general nature of the dispute, together with the fact that, and the reason why, the information has not been disclosed in accordance with IAS 37, paragraph 92.
The Company will add the following disclosure in its next periodic report:
Each quarter, the Company evaluates its litigation matters and reviews with its legal department and external counsel, the status of various outstanding legal cases and, where appropriate, establishes provisions and discloses any contingent liabilities as required by International Accounting Standard 37. In order to make

Mr. Terence O’Brien
August 15, 2013

an assessment for legal provisions and contingent liabilities, the Company considers various factors including, but not limited to, reviewing, on a case-by-case basis, the underlying facts of pending or threatened litigation, the Company's history with prior claims, the actual or possible claim assessment by our internal and external counsel and the status of negotiations.
The Company recognizes a legal provision when:

•	There is a present obligation (legal or constructive) as a result of a past event;

•	It is probable that an outflow of resources will be required to settle the obligation; and

•	A reliable estimate can be made of the amount of the obligation.
The Company does not recognize contingent liabilities, but discloses contingent liabilities, unless the possibility of an outflow of resources is remote. Also, to the extent any information required is not disclosed because it is not practicable to do so, that fact is stated.
Based on the Company's overall assessment of the case, if the Company believes it is probable that an outflow of resources will be required to settle the obligation, the Company will then determine whether a reliable estimate can be made. If so, the Company will make an estimate of the provision (excluding interest and discounting) under three scenarios, ranging from best case to worst case. The Company will use the “best estimate” outcome and record a provision in its financial statements.
If disclosure of some or all of the information is expected to prejudice seriously the position of the Company in a dispute with other parties on the subject matter of a provision or contingent liability, the Company does not disclose such information, but does disclose the general nature of the dispute, together with the fact that, and the reason why, the information has not been disclosed.

* * *

Mr. Terence O’Brien
August 15, 2013

NOVA Chemicals acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call the undersigned at (412) 490-4780 or Angela Schuettler, NOVA Chemicals' Vice President and Corporate Controller, at (412) 490- 4382 should you have any questions with respect to the foregoing information.
Sincerely yours,

/s/ Todd D. Karran

Todd D. Karran
Senior Vice President and Chief Financial Officer

cc:    Robert Mitchell - Ernst & Young LP
Brett Cooper - Orrick, Herrington & Sutcliffe LLP